May 13, 2022

VIA EDGAR

Mr. David Orlic
Ms. Christina DiAngelo Fettig
Ms. Melissa McDonough
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Great Elm Capital Corp.
Amendment No. 2 to Registration Statement on Form N-2
Filed May 11, 2022
File No. 333-263282

Dear Mr. Orlic, Ms. Fettig and Ms. McDonough:

Great Elm Capital Corp. (“GECC”) submits this letter in response to the oral comments of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission received by telephone on May 12, 2022, relating to GECC’s Amendment No. 2 to its Registration Statement on Form N-2 filed on May 11, 2022.

Simultaneously herewith, GECC has filed a Pre-Effective Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”).

Prospectus Cover Page

1.          We note the estimate of the net proceeds to GECC after sales load and expenses of approximately $55,819,000 in footnote 2 on the prospectus cover page. Please confirm this amount is accurate or update if necessary.

RESPONSE:  In response to the Staff’s comment, GECC has updated the estimate in the Amended Registration Statement.

2.          Do the estimated offering expenses (other than sales load) of approximately $682,000 referenced in footnote 2 on the prospectus cover page include the $150,000 of fees and expenses of the dealer managers that GECC has agreed to pay? If the amounts are separate, please explain how the $150,000 is captured in the fees and expenses table.

RESPONSE: The $150,000 of fees and expenses of the dealer managers that GECC has agreed to pay is in addition to our estimated offering expenses (other than sales load) of approximately $682,332. In response to the Staff’s comment, GECC has revised the Fees and Expenses table in the Amended Registration Statement to include the $150,000.

U.S. Securities and Exchange Commission
Division of Investment Management
May 13, 2022

Prospectus Summary. Recent Developments, Pages 8-9

3.          Under the subheading “Distributions” please include the disclosure made elsewhere in the registration statement that GECC was below the minimum asset coverage ratio of 150% as of March 31, 2022.

RESPONSE: In response to the Staff’s comment, GECC has added the disclosure in the Amended Registration Statement.

4.          Under the subheading “Incentive Fee Waiver” please disclose that the incentive fee waiver is not subject to recapture.

RESPONSE: In response to the Staff’s comment, GECC has added the disclosure in the Amended Registration Statement.

Financial Highlights, Page 10

5.          Please reconcile the information under Ratio/Supplemental Data in the Financial Highlights table with the same information included in GECC’s Form 10-Q for the quarter ended March 31, 2022.

RESPONSE: In response to the Staff’s comment, GECC has revised the disclosure in the Amended Registration Statement.

Fees and Expenses, Page 12

6.          We note that the incentive fee in the Fees and Expenses table is negative. Since the incentive fee is a forward-looking estimate, would it be more appropriate for the incentive fee to be $0 with an explanatory footnote?

RESPONSE: In response to the Staff’s comment, GECC has revised the disclosure of the incentive fee in the Fees and Expenses table in the Amended Registration Statement.

General

7.          Please confirm whether a filing under Financial Industry Regulatory Authority (“FINRA”) Rule 5110 is required in connection with the rights offering?

RESPONSE: The rights offering is exempt from filing under FINRA Rule 5110(h)(1)(A) as GECC has outstanding unsecured non-convertible debt with a term of issue of at least four years that is investment grade rated.

*  *  *  *  *

GECC believes that the information contained in this response letter, together with the Amended Registration Statement, is responsive to the oral comments received from the Staff on May 12, 2022.

U.S. Securities and Exchange Commission
Division of Investment Management
May 13, 2022

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Thank you for your attention to this matter.

Very truly yours,

/s/ Adam M. Kleinman
Adam M. Kleinman
Chief Compliance Officer and Secretary

cc:	Rory T. Hood
Jones Day